

August 2, 2012

<u>Via E-mail</u>
Douglas J. Kramer
Chief Executive Officer
Lapolla Industries, Inc.
Intercontinental Business Park
15402 Vantage Parkway East; Suite 322
Houston, TX 77032

   Re: **Lapolla Industries, Inc.**
      Form 10-K for the Year Ended December 31, 2011
      Filed April 16, 2012
      File No. 1-31354

Dear Mr. Kramer:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Pamela Long

          Pamela Long
          Assistant Director